

16012473

STATES
IANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65317 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARDOUR CAPITAL INVESTMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 14TH FLOOR
(No. and Street)

| NEW YORK | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KERRY DUKES 212-375-2957
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONAHUE ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

| 27 BEACH ROAD, SUITE C05A | MONMOUTH BEACH | NJ | 07750 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, KERRY DUKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARDOUR CAPITAL INVESTMENTS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

EMILY A WANGELIN
Notary Public - State of New York
NO. 01WA6183291
Qualified in Nassau County
My Commission Expires 3/10/16.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ARDOUR CAPITAL INVESTMENTS, LLC**

**A WHOLLY OWNED SUBSIDIARY OF**

**ARDOUR CAPITAL PARTNERS LLC**

**AUDITED FINANCIAL STATEMENTS**

**DECEMBER 31, 2015**

## CONTENTS

**DONAHUE ASSOCIATES, L.L.C.**
**27 BEACH ROAD, SUITE CO5-A**
**MONMOUTH BEACH, NJ. 07750**
**Phone: (732) 229-7723**

## Independent Auditor's Report

The Member
Ardour Capital Investments, LLC.

We have audited the accompanying statement of financial condition of Ardour Capital Investments, LLC., as of December 31, 2015 and the related statements of operations, changes in member equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Ardour Capital Investments, LLC.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ardour Capital Investments, LLC. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of Ardour Capital Investments, LLC.'s financial statements. The supplemental information is the responsibility of Ardour Capital Investments, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Donahue Associates LLC*

Donahue Associates LLC
Monmouth Beach, New Jersey
February 25, 2016

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

| | |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash | $41,537 |
| Fees receivable | 30,000 |
| Due from affiliates | 46,605 |
| Prepaid expenses | 7,511 |
| Securities owned at fair value | 9,543 |
| Other receivables - employee advances | 199,798 |
| Total Current Assets | $334,994 |
| Other Assets | |
| Security Deposit | 1,800 |
| Total Assets | $336,794 |
| **LIABILITIES & MEMBER'S EQUITY** | |
| Current liabilities: | |
| Accounts payable & accrued expenses | $8,518 |
| Total Current Liabilities | $8,518 |
| Member's Equity: | 328,276 |
| Total Liabilities & Member's Equity | $336,794 |

The accompanying notes are an integral part of these financial statements.

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| Advisory fees | $348,762 |
| Clearance charges | (37,113) |
| Net margin | $311,649 |
| General and administrative expenses: | |
| General administration | $369,793 |
| Total general and administrative expenses | 369,793 |
| Loss from operations | ($58,144) |
| Other income (loss): | |
| Unrealized loss on securities | (18,404) |
| Interest income | 21 |
| Net loss before income tax provision | ($76,527) |
| Provision for income taxes | 0 |
| Net loss | ($76,527) |

The accompanying notes are an integral part of these financial statements.

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | Member's Equity |
|---|---|
| Balance at December 31, 2014 | $404,803 |
| Net loss for the fiscal year | (76,527) |
| Balance at December 31, 2015 | $328,276 |

The accompanying notes are an integral part of these financial statements.

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| Operating activities: | |
| Net loss | ($76,527) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 8,169 |
| Unrealized loss on securities | 18,404 |
| Changes in other operating assets and liabilities: | |
| Fees receivable | 2,730 |
| Due from affiliate | (17,490) |
| Prepaid expenses | 34,618 |
| Other receivable | 79,300 |
| Security Deposit | (1,800) |
| Accounts payable & accrued expenses | (87,154) |
| Net cash used by operations | ($39,750) |
| Net decrease in cash during the fiscal year | ($39,750) |
| Cash at December 31, 2014 | 81,287 |
| Cash at December 31, 2015 | $41,537 |
| Supplemental disclosures of cash flow information: | |
| Interest paid during the fiscal year | $0 |
| Income taxes paid during the fiscal year | $0 |

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Ardour Capital Investments, LLC (the "Company") is a Delaware Limited Liability Company formed on January 18, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment banking, equity research and advisory services to the alternative energy technology sector. The Company also provides retail brokerage services on a fully disclosed basis with its clearing broker by introducing its customers' transactions governed by their clearance agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Advisory Revenues

Advisory revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of collection.

Cash

For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2015**
**(continued)**

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The parent reports its distributive share of realized income or loss on its own tax returns. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision will be included on the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and no liability has been recorded. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in the tax law, and new authoritative rulings.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses on Customers' securities and commodities transactions are reported on a trade date basis. Management has classified these securities as trading securities in these financial statements

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See note 3.

Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| Securities owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ 9,543 | $ - | $ - | $ 9,543 |
| % of Total | 100% | - | - | 100% |

NOTE 4. RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears certain of its proprietary transactions through a broker-dealer on a fully disclosed basis. The amount payable to the clearing organization at December 31, 2015, was $4,383.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2015, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6. 401K PLAN

The Company sponsors a defined contribution plan pursuant to Internal Revenue Code Section 401(k), which covers substantially all company employees. Contributions to the plan are solely made by enrolled employees. For the year ended December 31, 2015, no contributions were made to the plan.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

# SUPPLEMENTARY INFORMATION

**ARDOUR CAPITAL INVESTMENTS, LLC**
**A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC**
**SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, AND SCHEDULE II: RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**
**DECEMBER 31, 2015**

## Schedules I & II

| | |
|---|---|
| **CREDIT:** | |
| Member's equity | $328,276 |
| **DEBITS:** | |
| Nonallowable assets: | |
| Fees receivable | 30,000 |
| Due from affiliate | 46,605 |
| Prepaid expenses | 7,511 |
| Employee advances | 199,798 |
| Total nonallowable assets | 283,914 |
| **NET CAPITAL** | $44,362 |
| Haircuts | (2,224) |
| **ADJUSTED NET CAPITAL** | $42,138 |
| Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. | 5,000 |
| **EXCESS NET CAPITAL** | $37,138 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable & accrued expenses | $8,518 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 19.20% |
| Excess net capital previously reported | $35,339 |
| Audit adjustment to recognize security deposit | 1,800 |
| Rounding | (1) |
| Excess net capital per this report | $37,138 |

**Ardour Capital Investments, LLC**
**30 Broad Street- 14th Floor**
**New York, NY 10006**

**Schedule III**
**December 31, 2015**

***Rule 15c3-3 Exemption Report***

This is to certify that, to the best of my knowledge and belief:

Ardour Capital Investments, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Ardour Capital Investments, LLC states the following:

Ardour Capital Investments, LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Ardour Capital Investments, LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Kerry Dukes
President

**DONAHUE ASSOCIATES, L.L.C.**
**27 BEACH ROAD, SUITE CO5-A**
**MONMOUTH BEACH, NJ. 07750**
**Phone: (732) 229-7723**

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Ardour Capital Investments, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Ardour Capital Investments, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Ardour Capital Investments, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Ardour Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Ardour Capital Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Donahue Associates LLC*

Donahue Associates LLC
Monmouth Beach, N.J.
February 25, 2016